UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-40473

Blue Safari Group Acquisition Corp.

(Exact name of registrant as specified in its charter)

The Sun's Group Center

29 Floor

200 Gloucester Road

Hong Kong

+852 9258 9728

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A Ordinary Share and one Right

Class A Ordinary Shares, no par value

Rights, each entitled to acquire one-tenth (1/10) of a Class A Ordinary Share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☒

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☐

Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

Explanatory Note:

*       On April 13, 2023 (the “Closing Date”), Blue Safari Group Acquisition Corp., a BVI business company (“BSGA” or the “Company”), consummated the previously announced business combination pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of December 15, 2021 (as amended on May 30, 2022, December 2, 2022 and March 7, 2023, the “Merger Agreement”), by and among (i) the Company, (ii) Bitdeer Technologies Group, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“BTG”), (iii) Bitdeer Technologies Holding Company, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Bitdeer”), (iv) Blue Safari Merge Limited, a British Virgin Islands business company and a wholly-owned subsidiary of BTG (“BSGA Merger Sub 1”), (v) Blue Safari Merge II Limited, a British Virgin Islands business company and a wholly-owned subsidiary of BTG (“BSGA Merger Sub 2”), (vi) Bitdeer Merge Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of BTG (“Bitdeer Merger Sub”), and (vii) Blue Safari Mini Corp., an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of BSGA. Pursuant to the Merger Agreement, the transactions contemplated under the Merger Agreement were consummated via a multiple-merger structure, including (i) BSGA Merger Sub 1 merging with and into BSGA with BSGA being the surviving entity and becoming a wholly-owned subsidiary of BTG (the “First SPAC Merger”, and the surviving entity, the “Initial SPAC Surviving Sub”), (ii) immediately following the First SPAC Merger, Initial SPAC Surviving Sub merging with and into BSGA Merger Sub 2, with BSGA Merger Sub 2 being the surviving entity (the “Second SPAC Merger”, and together with the First SPAC Merger, the “Initial Mergers”), and (iii) following the Initial Mergers, Bitdeer Merger Sub merging with and into Bitdeer, with Bitdeer being the surviving entity and becoming a wholly-owned subsidiary of BTG (together with the Initial Mergers and other transactions contemplated by the Merger Agreement, the “Business Combination”). As a result of the consummation of the Business Combination, a change in control of BSGA occurred. Following the consummation of the Business Combination, BSGA has ceased to exist and Bitdeer as the surviving entity became a wholly-owned subsidiary of BTG.

Pursuant to the requirements of the Securities Exchange Act of 1934, Blue Safari Merge II Limited, as successor by merger to Blue Safari Group Acquisition Corp., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Blue Safari Merge II Limited (as successor by merger to Blue Safari Group Acquisition Corp.)

Dated: April 24, 2023	By:	/s/ Wu Jihan
	Name:	Wu Jihan
	Title:	Director